Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Clean Diesel Technologies, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-166865) and Forms S-8 (Nos. 333-151777, 333-117057, 333-33276, and 333-16939) of Clean Diesel Technologies, Inc. of our report dated March 29, 2012, with respect to the consolidated balance sheets of Clean Diesel Technologies, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the years then ended, which report appears in the December 31, 2011 annual report on Form 10-K of Clean Diesel Technologies, Inc.

/s/ KPMG LLP

Los Angeles, California

March 29, 2012